Exhibit 99.1

May 6, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Gorilla Technology Group Inc. in its Form 6-K dated May 6, 2026. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of Gorilla Technology Group Inc. contained therein.

Very truly yours,

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com